FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Media
Information


                                 02 April 2007
         BG Group Purchases Masspower Power Plant in Massachusetts, USA


BG Group plc today announced that it has signed a Sale and Purchase Agreement with Silver Ship MP Partners, a partnership between Flagship Energy and funds affiliated with private investment firm Silver point capital, for BG's purchase of the Masspower power plant, a 262 MW gas and oil fired combined cycle facility located in Indian Orchard, Massachusetts, USA for US$150 million. Closing is expected to occur in the second quarter of 2007.


The Masspower facility supplies power into the Independent System Operator New England (ISO-NE), a well established and liquid power market. Masspower is BG's third power acquisition in New England. In October 2006 BG acquired the 170MW combined cycle Dighton power plant in Bristol County, Massachusetts and in March 2007 BG acquired the 805MW gas and oil fired combined cycle Lake Road facility in Bristol County, Massachusetts.


Martin Houston, Executive Vice President and Managing Director of BG North America, Caribbean and Global LNG said:


"Masspower is in our focus market, ISO-NE, which is particularly attractive given the rapidly tightening reserve margins in the region and the newly implemented Forward Capacity Market. Masspower is an excellent asset in a favourable location that will allow BG to enhance its portfolio of power assets and gas positions in the northeast US."


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.




Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.



ISO-NE is a regional transmission organisation (RTO), serving Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont.

The Forward Capacity Market (FCM) is a mechanism implemented by ISO-NE to ensure a controlled approach to new generation build in the region. Operational from December 2006, FCM gives a fixed monthly capacity payment to existing generation capacity. This provides an additional revenue stream for Masspower.

BG Group develops, owns and operates power generation facilities across the globe. It has existing interests in over in 3.55 Gigawatts of power generation capacity across three continents:

Europe and Central Asia

- UK - Premier Power Limited (1316MW) - a wholly owned subsidiary of BG
Group.

- UK - Seabank Power Limited (1130MW) - 50:50 joint venture with Scottish and Southern Energy.

- Italy - Serene S.p.A. (386MW) - BG Group has 100% ownership of co-generation at five locations adjacent to Fiat Auto factories. The power stations are located at Melfi, Termoli, Cassino, Sulmona and Rivalta.

Asia Pacific

- Malaysia - Genting Sanyen Power (760MW) - BG has a 20% interest and holds a 21 year contract to sell power to the Malaysian national power company.

- The Philippines - The Santa Rita Power Station (1000MW) and San Lorenzo (505MW) - BG Group has a 40% interest and the remaining 60% is owned by
   First Gas Holdings Corporation.

United States

- Dighton Power plant (170MW) - BG has 100% ownership of this combined cycle plant in Massachusetts (purchased October 2006).

- Lake Road (805MW) - BG has 100% ownership of this combined cycle plant in Connecticut (purchased March 2007).

BG North America


In the USA, BG LNG Services LLC, (BGLS), holds - through 2028 - 100% of the capacity rights at North America's largest operating LNG importation terminal, Lake Charles in Louisiana. This facility has the capability to receive, store, vaporise and deliver an average daily send out of 1.8 billion cubic feet per day (bcf/d).


Additionally, BGLS currently holds supply and regasification rights of 446 million standard cubic feet per day (mmscf/d) for 22 years at the Elba Island LNG terminal near Savannah, Georgia. Expansion work is expected to increase its throughput capacity to 1.17 bcf/d from 2012.


Enquiries:


Communications:                    +44 (0) 118 929 2462
Out of hours media mobile:         +44 (0) 791 718 5707

Investor Relations: +44 (0) 118 929 3025


Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 02 April 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary